

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2025

John McCutcheon
Chief Executive Officer
EBR Systems, Inc.
480 Oakmead Parkway
Sunnyvale, CA 94085

     Re: EBR Systems, Inc.
        Registration Statement on Form 10-12G
        Filed July 30, 2024
        File No. 000-56671

Dear John McCutcheon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Industrial Applications and Services

cc: John Sellers, Esq.